EXHIBIT 99.3

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notice as Equinox Gold Corp. (Equinox Gold or the Company) is utilizing the notice and access model for the delivery of the management information circular (the Circular) to registered and beneficial shareholders for its annual and special meeting of shareholders (the Meeting) to be held on May 5, 2021. This notice contains information on how to access the Circular electronically or obtain a paper copy, as well as information on voting your shares using the proxy form or voting instruction form enclosed with this notice. Shareholders that have existing instructions on their account with their intermediary to receive a printed copy of the Circular will receive printed copies. If you have questions about notice and access, you can contact Equinox Gold toll free at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International).

The Meeting will be held in a virtual only format, via live audiocast. The Company believes that a virtual meeting is appropriate to comply with government public health directives and advice and to help protect the health of our communities, shareholders, employees, and other stakeholders from risks associated with the ongoing COVID-19 pandemic. Shareholders will have an equal opportunity to participate in the Meeting online, regardless of their geographic location. See the “Virtual AGM User Guide” enclosed with this notice for information on how to join, ask questions and vote at the Meeting.

Meeting Information Date: Wednesday, May 5, 2021 Time: 1:30 p.m. (Vancouver time)	Online at: Location: https://web.lumiagm.com/215049834 Meeting Password: equinox2021
1.	To receive the Company’s consolidated financial statements for the financial year ended December 31, 2020 and the auditor’s report thereon.
2.	To set the number of directors at nine.
3.	To elect nine director nominees to serve on the Company’s board of directors.
4.	To reappoint KPMG LLP as the Company’s independent auditor for 2021 and to authorize the Company’s directors to set the auditor’s pay.
5.	To amend the Company’s articles.
6.	To approve a non-binding advisory resolution on executive compensation.
7.	To transact any other business that may properly come before the Meeting.

For detailed information about each of the above items of business, please refer to the section of the Circular titled “Business of the Meeting”. Equinox Gold urges shareholders to review the Circular before voting. Your Vote Is Important.

This notice is being sent to both registered and non-registered shareholders. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Equinox Gold shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Accessing Meeting Materials Online

This notice and the Circular are available under Equinox Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on Equinox Gold’s website at www.equinoxgold.com/investors/shareholder-meetings.

Requesting Printed Meeting Materials

If you want to receive a paper copy of the Circular, please call the Company toll free at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International). A printed copy of the Circular will be sent to you by postal delivery at no cost to you up to one year from the date the Circular was filed on SEDAR. Requests should be received at least five business days in advance of the proxy deposit date set out in the accompanying proxy form or voting instruction form to receive the Circular in advance of the proxy deposit date and the Meeting date.

Voting Process

If you are a registered shareholder, you will have received a proxy form with this notice. If you are a nonregistered shareholder, you will have received a voting instruction form or a proxy form signed by your intermediary.

Registered shareholders: You may vote online, by phone or by mail in advance of the Meeting. To vote online, go to www.investorvote.com and follow the instructions on the screen. You will need to enter your 15-digit control number. To vote by telephone, call toll free in North America 1-866-732-8683 or outside North America 1-312-588-4290. To vote by mail, complete the form of proxy and return it in the envelope provided to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Please refer to your proxy form or the section of the Circular titled “Attending the Meeting and Voting Procedures” for more information.

The deadline for receiving duly completed and executed proxy forms or submitting your proxy by telephone or over the internet is by 1:30 pm (Vancouver time) on May 3, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Meeting or any adjournment or postponement of the Meeting. The Chair of the Meeting may accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice. If a shareholder who has submitted a proxy attends the Meeting via the audiocast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Non-registered shareholders: You should carefully follow the instructions of your intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered or otherwise submitted. You may also refer to the section of the Circular titled “Attending the Meeting and Voting Procedures” for more information.

There may be deadlines for non-registered shareholders that are earlier than the deadline for proxies from registered shareholders set out above.

If you have any questions or need assistance completing your proxy form or voting instruction form, please contact Equinox Gold at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International) or by email at ir@equinoxgold.com.

DATED at Vancouver, British Columbia this 12th day of March, 2021.

By Order of the Board of Directors
(signed) Ross Beaty
Chairman